PPT VISION, Inc.

12988 Valley View Road

Eden Prairie, MN  55344

PH:  952-996-9500, FAX:  952-996-9501

March 30, 2005

Ms. Kate Tillan

Reviewing Accountant

Securities and Exchange Commission

450 Fifth St. N.W.

Washington, D.C.   20549

Re:            PPT Vision, Inc.

Response to Comments on Form 10-KSB for Year Ended October 31, 2004

File No. 000-11518

Dear Ms. Tillan:

This letter is furnished in response to your letter of March 16, 2005 in which you provided several comments related to your review of our Form 10-KSB for the year ended October 31, 2004.  Our response to your comment is provided below:

1.               We will account for the receipt of any future royalties under “Discontinued Operations.”

In addition, as requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any further questions.

Sincerely,

/s/ Timothy Clayton

Timothy Clayton
Chief Financial Officer